UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2014

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA reports a 10.3% increase in January 2014

passenger traffic

Monterrey, Mexico, February 6, 2014—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reports that terminal passenger traffic at its 13 airports increased 10.3% in January 2014, as compared to January 2013. Domestic traffic increased 11.0%, and international traffic increased 7.2%.

Of total January traffic, 97.6% was commercial aviation and 2.4% was general aviation.

Total Passengers*
	Jan 2013	Jan 2014	Change %
Domestic	814,306	903,493	11.0
International	178,254	191,019	7.2
OMA Total	992,560	1,094,512	10.3

* Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

Domestic traffic increased in eleven airports in January, with the most noteworthy increases in Monterrey (+5.8%; +21,763 passengers), Culiacán (+23.2%; +21,049), Ciudad Juárez (+16.8%; +8,662), and Torreón (+27.1%; +7,662). Monterrey increased traffic on the Mexico City, Guadalajara, and Toluca routes. Culiacán increased traffic on the Tijuana and Mexico City routes. Ciudad Juárez increased traffic on the Mexico City and Guadalajara routes. Torreón increased traffic on its Mexico City and Cancún routes. Domestic traffic decreased most in Zacatecas (-9.5%; -1,399 passengers) principally as a result of a decrease in general aviation traffic.

International traffic increased in seven airports in January. Traffic increased most significantly in Zihuatanejo (+34.9%; +9,566 passengers) and Mazatlán (+9.2%; +2,834) as a result of increases on their Minneapolis routes. The most significant reduction was in Acapulco (-14.0%; -1,438 passengers) as a result of lower traffic on the Montreal route.

The number of flight operations (takeoffs and landings) in January increased 1.0% as compared to the same month of last year. The number of domestic operations increased 1.7% and international operations decreased 3.3%.

Total Passengers*

	Jan 2013	Jan 2014	Change %
Acapulco	55,210	59,850	8.4
Ciudad Juárez	51,558	60,192	16.7
Culiacán	92,725	113,255	22.1
Chihuahua	63,423	67,523	6.5
Durango	18,189	17,031	(6.4)
Mazatlán	61,331	70,366	14.7
Monterrey	450,600	471,841	4.7
Reynosa	29,034	35,579	22.5
San Luis Potosí	19,705	23,182	17.6
Tampico	45,067	50,041	11.0
Torreón	33,338	40,735	22.2
Zacatecas	20,522	20,801	1.4
Zihuatanejo	51,858	64,116	23.6
OMA Total	**992,560**	**1,094,512**	**10.3**

Domestic Passengers*

	Jan 2013	Jan 2014	Change %
Acapulco	44,926	51,004	13.5
Ciudad Juárez	51,479	60,141	16.8
Culiacán	90,924	111,973	23.2
Chihuahua	57,271	60,952	6.4
Durango	16,477	15,195	(7.8)
Mazatlán	30,387	36,588	20.4
Monterrey	372,930	394,693	5.8
Reynosa	28,953	35,506	22.6
San Luis Potosí	11,784	14,883	26.3
Tampico	41,688	46,116	10.6
Torreón	28,324	35,986	27.1
Zacatecas	14,745	13,346	(9.5)
Zihuatanejo	24,418	27,110	11.0
OMA Total	**814,306**	**903,493**	**11.0**

International Passengers*

	Jan 2013	Jan 2014	Change %
Acapulco	10,284	8,846	(14.0)
Ciudad Juárez	79	51	(35.4)
Culiacán	1,801	1,282	(28.8)
Chihuahua	6,152	6,571	6.8
Durango	1,712	1,836	7.2
Mazatlán	30,944	33,778	9.2
Monterrey	77,670	77,148	(0.7)
Reynosa	81	73	(9.9)
San Luis Potosí	7,921	8,299	4.8
Tampico	3,379	3,925	16.2
Torreón	5,014	4,749	(5.3)
Zacatecas	5,777	7,455	29.0
Zihuatanejo	27,440	37,006	34.9
OMA Total	**178,254**	**191,019**	**7.2**

This press release may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates a hotel inside Terminal 2 of the Mexico City airport. OMA employs over 1,000 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2008. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit

•	Webpage http://ir.oma.aero

•	Twitter http://twitter.com/OMAeropuertos

•	Facebook https://www.facebook.com/OMAeropuertos

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ José Luis Guerrero Cortés
José Luis Guerrero Cortés
Chief Financial Officer

Date: February 7, 2014